                                                                      EXHIBIT 99
              [LETTERHEAD OF VETERINARY CENTERS OF AMERICA, INC.]

                                 NEWS RELEASE

         Veterinary Centers of America, Inc. reports third quarter and nine-month financial results

     SANTA MONICA, Calif.--Nov. 13, 1996--Veterinary Centers of America Inc. (NASDAQ/NM:VCAI) Wednesday reported revenues of $52.4 million for the third quarter ended Sept. 30, 1996, up 69 percent from revenues of $31.0 million in the third quarter of 1995; and revenues for the nine months ended Sept. 30, 1996 of $129.8 million, up 68 percent from $77.1 million for the same period in 1995.
     The third quarter results for 1996 include one-time charges associated with acquisitions. As a result, the company reported a net loss for the third quarter of $11.5 million, or 66 cents per share, compared with net income of $1.0 million, or 9 cents per share, in 1995. VCA's current and historical operating results include the results of Pets' Rx, acquired through a pooling of interests merger on June 19, 1996.
     In addition, during the third quarter of 1996, the company completed the acquisition of The Pet Practice Inc. During the third quarter, the company set out to integrate its operations. As a result, the company recorded a restructuring charge in the third quarter amounting to $12.4 million, which, net of tax, represents a one-time charge against earnings of 71 cents per share.
     Third quarter earnings, excluding the one-time acquisition related items, decreased 13 percent to $893,000 in 1996 from $1,032,000 in 1995, and declined from 9 cents per share in 1995 to 5 cents per share in 1996 as a result of a 66 percent increase in the weighted average shares outstanding.
     Consolidated revenues for the nine months ended Sept. 30, 1996, were $129.8 million, up 68 percent from $77.1 million for the same period in 1995. The net loss, including the restructuring charge in 1996, was $12.0 million, or 81 cents per share, compared with net income of $563,000, or 5 cents per share, in the comparable period in 1995 (which reflected a restructuring charge in the first quarter of 1995).
     When the after tax effect of the restructuring charges in 1995 and 1996, and the impact of the merger costs and the restatement related to the Pets' Rx pooling of interests in the second quarter are excluded, the company posted net income for the nine months ended Sept. 30, 1996, of $4.1 million, or 24 cents per share, compared with $2.3 million, or 21 cents per share, for the same period in 1995.
     At the conclusion of The Pet Practice Inc. merger in July, the company said that it intended to restructure its animal hospital and laboratory operations in connection with the Pets' Rx and The Pet Practice Inc. acquisitions. Over the next six months, the company expects to complete the process of consolidating the three organizations and to improve operating efficiencies and earnings potential through continued expense reductions.
     The increases in revenues for the quarter and the nine months were


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primarily attributable to the company's aggressive acquisition program and the expansion of its laboratory business. In the 12 months subsequent to the third quarter of 1995, the company acquired more than 100 animal hospitals through the acquisition of Pets' Rx and The Pet Practice Inc. In addition, the company completed the acquisition of five veterinary diagnostic laboratories.
     Bob Antin, chief executive officer of the company, said: "With the acquisition of over 100 animal hospitals in June and July, we more than doubled the number of hospitals we own and operate, solidifying our position as the largest provider of veterinary medicine in the country.
     "While we are beginning to realize many of the benefits associated with the consolidation, we are facing many challenges integrating the newly acquired hospitals into VCA's hospital network, branding the facilities, implementing information systems, and building infrastructure. As is the case with all large undertakings, we have had to devote substantial management time and resources to this process to minimize the system integration problems that we have faced."
     Veterinary Centers of America Inc. owns and operates the largest network of free-standing veterinary hospitals and one of the largest networks of veterinary-exclusive clinical laboratories in the country. The company currently provides goods and services to approximately 8,000 animal hospitals nationwide.
     In addition, VCA is the managing general partner of Vet's Choice, a joint venture with Heinz Pet Products, an affiliate of H.J. Heinz Co. (NYSE:HNZ), which markets and distributes a complete line of specialty pet foods.
     With the exception of the historical information, the matters discussed above include forward-looking statements that involve risks and uncertainties.
     Among the important factors that could cause actual results to differ from those indicated in the forward-looking statements are that the success of the company's acquisition program is dependent upon identifying potential acquisition candidates, successfully negotiating favorable terms in the related acquisition agreements and successfully integrating and profitably operating the businesses once acquired.
     The failure of any of these steps would cause actual results to differ materially from the forward-looking statements discussed above. These and other risk factors are discussed in the company's recent filings with the Securities and Exchange Commission on Forms 8-K, 10-Q and 10-K and the reader is directed to these reports for a further discussion of important factors which could cause actual results to differ materially from those in the forward-looking statements.
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                      VETERINARY CENTERS OF AMERICA INC.
                     Consolidated Statements of Operations
                          (Unaudited -- in thousands)

                                       Three months ended       Nine months ended
                                            Sept. 30,               Sept. 30,
                                       1996         1995        1996         1995
Revenues:
Animal hospital                       $36,733      $19,294      $84,247     $47,657
Laboratory                             14,775       10,720       42,263      27,485
Pet food                                2,151        1,476        6,121       3,107
Eliminations                           (1,260)        (475)      (2,792)     (1,133)
                                       52,399       31,015      129,839      77,116

Direct costs                           39,817       22,668       97,016      57,387

Gross profit:
Animal hospital                         6,737        3,885       14,387       8,767
Laboratory                              4,934        3,968       16,033       9,908
Pet food                                  911          494        2,403       1,054
                                       12,582        8,347       32,823      19,729

General & administrative:
VCA corporate                           2,918        1,622        6,866       4,456
Laboratory                              1,121          792        3,016       2,157
Pet food                                1,165        1,037        3,483       3,112
                                        5,204        3,451       13,365       9,725

Depreciation & amortization             2,335        1,103        4,984       2,767
Restructuring charge                   12,362           --       12,362       1,086
Merger costs                               --           --        2,901          --

Operating income                       (7,319)       3,793         (789)      6,151

Interest expense, net                   1,085          694        2,480       1,833

Income before minority interest
 and income taxes                      (8,404)       3,099       (3,269)      4,318

Minority interest expense               1,729          891        5,038       2,082
Provision for income taxes              1,336        1,176        3,706       1,673

Net (loss) income                    $(11,469)      $1,032     $(12,013)    $   563

(Loss) earnings per share           (66 cents)     9 cents    (81 cents)    5 cents

Shares used in computing EPS           17,250       11,786       14,890      10,713

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
Components of net (loss)
 income:
VCA                               $  893      $1,345      $4,120      $2,291
Restructuring charge             (12,362)         --     (12,362)       (662)
Pre-merger Pets' Rx                   --        (313)       (976)     (1,066)
Merger costs                          --          --      (2,795)         --
  Net (loss) income             $(11,469)     $1,032    $(12,013)     $  563

Components of (loss)
 earnings per share:
VCA                              5 cents    11 cents    24 cents    21 cents
Restructuring charge           (71 cents)         --   (83 cents)   (6 cents)
Pre-merger Pets' Rx                   --    (2 cents)   (6 cents)  (10 cents)
Merger costs                          --          --   (16 cents)         --
   (Loss) earnings
     per share                 (66 cents)    9 cents   (81 cents)    5 cents


         --30--

         CONTACT: Veterinary Centers of America Inc., Santa Monica Bob Antin/Tom Fuller, 310/392-9599